

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2020

Mark Palumbo
Chief Executive Officer
CannAssist International Corp
1548 Loch Ness Dr.
Fallbrook, CA 92028

> **Re: CannAssist International Corp**
> **Offering Statement on Form 1-A/A**
> **Filed September 22, 2020**
> **File No. 024-11272**

Dear Mr. Palumbo:

We have reviewed your amended offering statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2020 letter.

Form 1-A/A filed September 22, 2020

Exhibits

1.   We note that the legal opinion as to the units themselves only addresses their due authorization. Counsel must opine not solely on the components of the units but also the units themselves. Please expand to provide a binding obligation opinion with respect to the legality of the units. Alternatively, to the extent counsel believes the units should be treated in a similar fashion as shares of capital stock under applicable state law, the opinion may provide that the units are legally issued, fully paid and non-assessable. Refer to Section II.B.1.h. of Staff Legal Bulletin No. 19.

You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jarvis J. Lagman